SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): August 14, 2002

AMERICAN GREETINGS CORPORATION
(Exact name of registrant as specified in its charter)

OHIO	**1-13859**	**34-0065325**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS employer identification number)

One American Road, Cleveland, Ohio	**44144**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code : **216.252.7300**

TABLE OF CONTENTS

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits

(c) Exhibits

99 Press Release dated August 14, 2002, announcing intent to submit by the October 15, 2002 deadline the certifications required pursuant to the June 27, 2002 order of the Securities and Exchange Commission to the largest public companies.

Item 9. Regulation FD Disclosure

Pursuant to the June 27, 2002 order of the Securities and Exchange Commission (the "Commission"), the Chief Executive Officer and Chief Financial Officer of each of the largest public companies are required to certify to the Commission as to the accuracy and completeness of the company's periodic reports under the Securities Exchange Act of 1934. The deadline to submit the certifications to the Commission is the close of business on the first date that the company is required to file a Form 10-K or 10-Q on or after August 14, 2002. Since the fiscal year of American Greetings Corporation (the "Company") ends on February 28th, it is required to submit the certifications of its Chief Executive Officer and Chief Financial Officer to the Commission by October 15, 2002.

On August 14, 2002, the Company issued a press release announcing that it intends to submit the required certifications to the Commission by the October 15th deadline. A copy of the press release is included as an exhibit to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

American Greetings Corporation

By: /s/ Joseph B. Cipollone
        ———————————————
        Joseph B. Cipollone
        Vice President, Corporate Controller and
        Chief Accounting Officer

Dated: August 14, 2002

AMERICAN GREETINGS CORPORATION

Form 8-K Current Report

Index of Exhibits

99   Press Release dated August 14, 2002, announcing intent to submit by the October 15, 2002 deadline the certifications required pursuant to the June 27, 2002 order of the Securities and Exchange Commission to the largest public companies.